March 5, 2021

VIA EDGAR CORRESPONDENCE

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
Formidable ETF
Formidable Small/Mid Cap ETF
Formidable Thematic ETF

Dear Ms. Marquigny:

This letter provides the responses of ETF Opportunities Trust (the “Trust”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “SEC”) provided by you on February 11, 2021. The comments addressed the most recent Form N-1A filing for the series of the Trust noted above (each, generally, a “Fund” and collectively the “Funds”). For your convenience, I have included your comments in this letter and provided the Trust’s responses below each comment.

General Comments

1.	Cover Page: Please provide an email address and/or telephone number where investors may request electronic or paper delivery of the Funds’ shareholder reports.

Response: The Trust has revised the disclosure to address your comment.

2.	Fee Table Preamble: Please conform the first sentence of the Fee Table preamble to the recently amended language in Item 3 of Form N-1A (specifically, “buy, hold, and sell shares”).

Response: The Trust has revised the disclosure to address your comment.

3.	Missing Fee Table and Expense Examples: Please provide the Staff with copies of the completed fee tables and expense examples for each of the Funds prior to effectiveness and explain how you estimated other expenses.

Response: Pages containing the complete fee tables and expense examples for each of the Funds are attached as Exhibit A hereto. The Trust further notes that the Funds will not have any estimated other expenses and the fee tables for each of the Funds have been updated accordingly.

4.	Fee Table Footnote Regarding Expense Limitation Agreement: If the Adviser can recoup fees previously waived or reimbursed, explain this and the circumstances in the applicable footnote to the fee table. If not, include such a representation in this response letter.

Response: The Trust and the Adviser will not be entering into an expense limitation agreement with respect to any of the Funds. Accordingly, the relevant line items in the fee table and the footnote have been removed.

5.	Expense Example Preamble: In the preamble to the completed expense examples, please clarify that the impact of the contractual reimbursement arrangement is shown only in the first-year figures.

Response: See the response to comment 4 above. The Trust and the Adviser will not be entering into an expense limitation agreement with respect to any of the Funds. Accordingly, the Trust has not adjusted the disclosure.

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

March 5, 2021

Formidable ETF

6.	Principal Investment Strategies (pages 2-3): The principal investment strategy identifies broad categories of instruments the Adviser may use to construct the Fund’s portfolio but provides no clear description of what the Adviser actually plans to invest in, how it makes decisions to buy/sell/hold, and how it constructs the portfolio as a whole. Please re-write the strategy so it provides a reasonable picture of: (i) what investors could expect the Fund to hold (what industries?); (ii) how the Adviser will make purchase and sale decisions; and (iii) the general approach the Adviser takes towards portfolio construction.

Response: The Trust has revised the disclosure to address your comment.

7.	Principal Investment Strategies (page 2, paragraph 3, sentence 1): What does the reference to “social trends” mean here and how is that used in the investment process?

Response: The Trust has revised the disclosure to address your comment.

8.	Principal Investment Strategies (page 2, paragraph 3): The third paragraph describes the Adviser’s selection strategy in abstract terms that are difficult to understand. For each numbered sub-section, please explain what it means in practical terms or offer examples. For instance, what constitutes and emerging “general theme” that the Adviser would identify as relevant and how would it affect the Adviser’s buy and sell decisions? Likewise, what does “signals from noise in the market” mean? What is a signal? What is noise? How does the Adviser use this information to make purchase and sale decisions? How does the Adviser identify “opportunities where it believes the risk/reward ratio is favorable?” Please substantially re-write or supplement this disclosure so an investor can relate the statements to the Adviser’s corresponding actions.

Response: The Trust has revised the disclosure to address your comment.

9.	Principal Investment Strategies (page 2, paragraph 4): With respect to the fourth paragraph, please provide examples of the fundamental and quantitative factors the Adviser looks for and explain the Adviser’s use of risk controls in more detail. With respect to the last sentence of the paragraph, to what sorts of risk controls does this sentence refer. It is not clear whether this statement refers to the hedging strategy described in the following paragraph of some other method of controlling risk. Please clarify.

Response: The Trust has revised the disclosure to address your comment and removed in its entirety the sentence referencing risk controls.

10.	Principal Investment Strategies (page 2, paragraph 5): Please provide more information about the hedging strategy described in the first paragraph of the section. In what circumstances will the Fund engage in this strategy? How will the Adviser use various instruments to counter particular market risks? How does the Adviser determine the type of instrument best suited to hedge the risk at issue? Are there specific criteria or limitations that apply to any of the derivatives mentioned (e.g., duration of put and call option windows?, reference measures for volatility instruments?, are affiliated ETFs permissible holds?)? In this regard, we also note that principal strategies are those upon which the Adviser actually relies to achieve the Fund’s objective – not investments the Fund may or may not use. Please revise accordingly.

Response: The Trust has revised the disclosure to address your comment.

11.	Principal Investment Strategies (page 2, paragraph 6): Please explain non-diversification more precisely so investors understand that it imposes constraints on the Adviser’s investment decisions.

Response: The Trust has revised the disclosure to address your comment.

2

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

March 5, 2021

12.	Principal Risks (Securities Selection Risk, Active Management Risk, Asset Allocation Risk and Investment Strategy Risk): The current descriptions of these four risks all describe the risk that the Adviser’s investment selection decisions may result in portfolio of securities that perform poorly. Please identify the nuances of each risk more effectively so investors can distinguish between them.

Response: The Trust has revised the disclosure to address your comment. More specifically, the Trust has removed Securities Selection Risk and Asset Allocation Risk as principal risks of investing in the Fund given that these two risks are duplicative of other principal risks included for the Fund.

13.	Principal Risks – Asset Allocation Risk: The strategic basis for this risk is not clearly described. The corresponding principal investment strategy should discuss the adviser’s allocation process and indicate relevant basis (e.g., conservative/moderate/balanced? allocated by industry? geographic allocation?).

Response: As noted in response to comment 12 above, the Trust has removed Asset Allocation Risk as a principal risk of investing in the Fund.

14.	Principal Risks - Investment Company Risk: We note that the acronym “ETP” is not a defined term. Please define it or replace it with “exchange traded products.”

Response: In response to your comment, the Trust has revised the disclosure to replace the acronym “ETP” with “exchange traded products.”

15.	Principal Risks – Derivatives Risk: We note that the derivatives risk description addresses instruments that are not identified in the corresponding strategy disclosures (e.g., index futures contracts and options on index futures). The risk disclosure appears to be tailored for a different fund. Please re-tool the disclosure to focus on unique risks of the specific derivatives identified in this Fund’s principal strategies. Also revise Item 9 risk disclosure as appropriate.

Response: The Trust has revised the disclosure to address your comment.

16.	Principal Risks – Depository Receipts Risk: The strategy disclosure only refers to ADRs. If the fund will invest in other types of depository receipts (e.g., EDR, GDRs, etc …), please amend the related strategy disclosure. Otherwise, please tailor the risk disclosure to ADRs. Also, if the Fund will invest in unsponsored ADRs, summarize the additional risks unique to these instruments.

Response: The Trust has revised the disclosure to address your comment.

17.	Principal Risks – Risk of Highly Volatile Markets: Please specifically identify the types of financial instruments referred to in the first sentence of the risk description. Also please tailor the last sentence of this risk description to the particular exchange(s) upon which the Fund’s shares will trade.

Response: The Trust has revised the disclosure contained in the first sentence of the risk description to address your comment. The Trust notes, however, that the reference to “exchanges” in the last sentence of the risk description refers to exchanges on which the Fund’s derivative positions may trade and not exchanges on which the Fund’s shares may trade. As such, the Trust has not made any revisions to the last sentence of the risk disclosure in response to your comment.

3

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

March 5, 2021

Formidable Small/Mid Cap ETF

18.	Principal Investment Strategies (page 10, bulletpoints in third paragraph): What does it mean to have an attractive combination of these factors? How is that determined? Explain this in the disclosure.

Response: The Trust has revised the disclosure to address your comment.

Formidable Thematic ETF

19.	Principal Investment Strategies (page 18, second paragraph): How does the adviser determine which themes are attractive and determine investments that will provide appropriate exposure to these themes? What themes does the adviser currently anticipate pursuing on behalf of the Fund?

Response: The Trust has revised the disclosure to address your comment.

20.	Principal Risks (Derivatives Risk, ETN Risk, Asset Segregation Risk and Liquidity Risk): The Fund’s principal investment strategy disclosure makes no reference to investment in derivatives. Please delete this risk or provide a corresponding strategy in the Item 4 and Item 9 strategy disclosure. The same comment applies to ETN Risk, Asset Segregation Risk and Liquidity Risk.

Response: The Trust has deleted Derivatives Risk, ETN Risk, Asset Segregation Risk and Liquidity Risk as principal risks of investing in the Fund.

21.	Substantially Similar Item 4 and Item 9 Disclosures: Item 4 is intended to be a summary of the more detailed disclosure provided in Item 9 with respect to the funds principal investment strategies, types, and risks. In responding to our comments on the Item 4 disclosure, please review the related Item 9 disclosures and, where appropriate, provide a more detailed response to the comments. Please ensure that the Item 4 and Item 9 revisions are responsive to our comments, clear, concise, understandable and otherwise consistent with Form N-1A and the disclosure principals behind it.

Response: The Trust has reviewed and revised the Item 9 disclosure to address your comment.

Additional Information About Risks

22.	Derivatives Risk: Please remove references to those instruments that are not principal to the relevant Funds (e.g., futures contracts).

Response: The Trust has revised the disclosure to address your comment.

23.	Interest Rate Risk: Please delete this risk as it does not appear consistent with the strategies of these Funds.

Response: The Trust has deleted this risk.

Portfolio Holdings Cross Reference

24.	Description of Portfolio Holdings Disclosure Policy: The Staff was unable to locate the disclosure responsive to Item 9(d) of Form N-1A. Please add the required disclosure or, in the response letter, direct the Staff as to where the required disclosure is included.

Response: The Trust notes that disclosure responsive to Item 9(d) of Form N-1A is already included at the end of the “Management” section of the prospectus. Accordingly, the Trust has not adjusted the disclosure.

4

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

March 5, 2021

Statement of Additional Information

25.	Fundamental Investment Restrictions # 7 - Commodities: What is the intent of the fundamental investment restriction disclosure concerning commodities? In your response letter to the Staff, please explain this and how it matches up with the existing disclosure.

Response: The Trust notes that Section 8(b)(1)(F) of the Investment Company Act of 1940, as amended, requires a registered fund to disclose in its registration statement its policy with respect to the purchase or sale of commodities or commodities contracts, and that the Internal Revenue Code of 1986, as amended, generally limits the ability of registered funds to invest directly in commodities. The Trust further notes that, as a result, it is quite common for registered funds, such as the Funds, to include a fundamental investment restriction concerning commodities even though such a restriction does not align with their then-existing principal investment strategies. This is generally done so that a registered fund can preserve its future ability to make commodities-related investments to the extent permissible (e.g., through the acquisition of securities or other instruments backed by commodities or securities of companies engaged in commodities businesses and through the acquisition of commodities due to ownership of securities or other instruments).

* * *

Please feel free to contact me at (617) 865-1870 with any additional questions you may have regarding the responses contained in this letter.

Sincerely,

/s/ Kenneth R. Earley

Kenneth R. Earley

5

EXHIBIT A

Formidable ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors purchasing shares on a national securities exchange, national securities association, or over-the-counter trading system where shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	1.19%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	None
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses	1.20%

(1)	Under the Investment Advisory Agreement, Formidable Asset Management, LLC (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, distribution fees or expenses under a Rule 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.
(2)	Acquired Fund Fees and Expenses are estimated for the Fund’s initial fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Name of Fund	1 Year	3 Years
Formidable ETF	$122	$381

A-1

Formidable Small/Mid Cap ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors purchasing shares on a national securities exchange, national securities association, or over-the-counter trading system where shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	0.99%
Distribution and/or Service (12b-1) Fees Other Expenses	None None
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses	1.00%

(1)	Under the Investment Advisory Agreement, Formidable Asset Management, LLC (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, distribution fees or expenses under a Rule 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.
(2)	Acquired Fund Fees and Expenses are estimated for the Fund’s initial fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Name of Fund	1 Year	3 Years
Formidable Small/Mid Cap ETF	$102	$318

A-2

Formidable Thematic ETF

Investment Objective

Formidable Thematic ETF (the “Fund”) seeks long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. Investors purchasing shares on a national securities exchange, national securities association, or over-the-counter trading system where shares may trade from time to time (each, a “Secondary Market”) may be subject to customary brokerage commissions charged by their broker that are not reflected in the table and example set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	0.89%
Distribution and/or Service (12b-1) Fees Other Expenses	None None
Total Annual Fund Operating Expenses	0.89%

(1)	Under the Investment Advisory Agreement, Formidable Asset Management, LLC (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, distribution fees or expenses under a Rule 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Name of Fund	1 Year	3 Years
Formidable Thematic ETF	$91	$284

A-3